82-34539

QUARTERLY REPORT | BC FORM 51-901F | Schedule A

04045439

ISSUER DETAILS

For Quarter Ended:	July 31, 2004
Date of Report:	September 14, 2004
Name of Issuer:	**INOVISION SOLUTIONS INC.**
Issuer's Address:	#304 – 850 Burrard Street Vancouver, B.C. V6Z 2J1
Issuer Fax Number:	(604) 683-0342
Issuer Telephone Number:	(604) 683-0332
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 683-0332

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:	Daniel McGee	Date signed:	September 29, 2004
Director's Name:	Edward Muir	Date signed:	September 29, 2004

dlw 10/8

INOVISION SOLUTIONS INC.

Financial Statements

July 31, 2004

Index

INOVISION SOLUTIONS INC.

Balance Sheet
(Unaudited - See Notice to Reader)

	July 31 2004	October 31 2003
ASSETS		
Current		
Cash and cash equivalents	$ 58,782	$ 11,086
Subscription receivable	229	-
Prepaid expenses	-	8,670
Due from a director, non-interest bearing and unsecured	573	-
	59,584	19,756
Loan receivable	100	100
Office equipment, net of accumulated amortization of $838	1,616	2,086
	$ 61,300	$ 21,942
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 8,876	$ 24,080
Due to a director, non-interest bearing and unsecured	-	47,579
	8,876	71,659
SHARE CAPITAL AND DEFICIT		
Share capital	2,862,717	2,671,227
Deficit	(2,810,293)	(2,720,944)
	52,424	(49,717)
	$ 61,300	$ 21,942

Approved by the Directors:

Daniel McGee

Edward Muir

INOVISION SOLUTIONS INC.

Statement of Operations and Deficit
(Unaudited - See Notice to Reader)

	Three Months Ended July 31 2004	Three Months Ended July 31 2003	Nine Months Ended July 31 2004	Nine Months Ended July 31 2003
Expenses				
Amortization	$ 156	$ 92	$ 469	$ 276
Consulting fee	4,200	-	6,700	500
Listing and transfer agent fees	323	1,713	8,583	7,689
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	4,420	1,729	13,927	3,196
Professional fees	6,556	2,343	21,000	10,236
Rent	3,147	900	9,466	2,700
Travel and promotion	1,500	1,500	6,704	4,500
	27,802	15,777	89,349	51,597
Loss for the period	(27,802)	(15,777)	(89,349)	(51,597)
Deficit, beginning of period	(2,782,491)	(2,683,999)	(2,720,944)	(2,648,179)
Deficit, end of period	$ (2,810,293)	$ (2,699,776)	$ (2,810,293)	$ (2,699,776)
Loss per share - basic and diluted	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.01)
Weighted average number of common shares outstanding - basic and diluted	4,173,368	3,123,368	3,419,669	3,123,368

INOVISION SOLUTIONS INC.

Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three Months Ended July 31 2004	Three Months Ended July 31 2003	Nine Months Ended July 31 2004	Nine Months ended July 31 2003
Cash flows from (used in) operating activities				
Loss for the period	$ (27,802)	$ (15,777)	$ (89,349)	$ (51,597)
Adjustment for item not involving cash:				
- amortization	157	92	470	276
	(27,645)	(15,685)	(88,879)	(51,321)
Change in non-cash working capital items:				
- subscription receivable	-	-	(229)	-
- refundable deposit	-	-	-	30,000
- prepaid expenses	-	-	8,670	1,945
- accounts payable and accrued liabilities	(3,214)	4,584	(15,204)	9,808
	(30,859)	(11,101)	(95,642)	(9,568)
Cash flows from (used in) financing activities				
Decrease in amounts due to a director	-	1,305	(48,152)	1,165
Cash flows from (used in) investing activities				
Purchase of office equipment	-	-	-	(2,454)
Issuance of share capital, net of share issuance cost	-	-	191,490	-
	-	-	191,490	(2,454)
Increase (decrease) in cash and and cash equivalents	(30,859)	(9,796)	47,696	(10,857)
Cash and cash equivalents, beginning of period	89,641	10,192	11,086	11,253
Cash and cash equivalents, end of period	$ 58,782	$ 396	$ 58,782	$ 396

1. Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2003. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance October 31, 2003 and 2002	3,123,368	$ 2,671,227
Private placement at $0.20 per share, net of finders' fee of $18,510	1,050,000	191,490
Balance, July 31, 2004	4,173,368	$2,862,717

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Share purchase warrants outstanding as at July 31, 2004:

Number of Warrants	Number of Underlying Common Shares	Exercise Price Per Warrant	Expiry Date
1,050,000	1,050,000	$0.25	April 19, 2005

Each warrant entitles the holder to acquire one common share of the Company.

(e) Stock options outstanding as at July 31, 2004:

Number of Options	Exercise Price Per Option	Expiry Date
140,000	$0.36	February 19, 2007

Each option entitles the holder to acquire one common share of the Company.

1. Basis of Presentation

These interim financial statements have been prepared using the same accounting policies and methods of their application as the most recent annual financial statements of the Company. These interim financial statements do not include all disclosures normally provided in the annual financial statements and should be read in conjunction with the Company's audited financial statements for the year ended October 31, 2003. In management's opinion, all adjustments necessary for fair presentation have been included in these interim financial statements. Interim results are not necessary indicative of the results expected for the fiscal year. Certain comparative figures have been reclassified to conform to the current period's presentation.

2. Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b) Issued:

	Shares	Amount
Balance October 31, 2003 and 2002	3,123,368	$ 2,671,227
Private placement at $0.20 per share, net of finders' fee of $18,510	1,050,000	191,490
Balance, July 31, 2004	4,173,368	$2,862,717

(c) 93,750 of the shares issued are held in escrow, the release of which is subject to the direction of the regulatory authorities having jurisdiction.

(d) Share purchase warrants outstanding as at July 31, 2004:

Number of Warrants	Number of Underlying Common Shares	Exercise Price Per Warrant	Expiry Date
1,050,000	1,050,000	$0.25	April 19, 2005

Each warrant entitles the holder to acquire one common share of the Company.

(e) Stock options outstanding as at July 31, 2004:

Number of Options	Exercise Price Per Option	Expiry Date
140,000	$0.36	February 19, 2007

Each option entitles the holder to acquire one common share of the Company.

3. Related Party Transactions

During the period, the Company incurred the following expenses to a director:

	2004	2003
Management fees	$ 22,500	$ 22,500
Rent	-	2,700
Travel and promotion	4,500	4,500
	$ 27,000	$ 29,700

QUARTERLY REPORT | BC FORM 51-901F | Schedule B

ISSUER DETAILS

For Quarter Ended:	July 31, 2004
Date of Report:	September 14, 2004
Name of Issuer:	**INOVISION SOLUTIONS INC.**
Issuer's Address:	#304 – 850 Burrard St. Vancouver, B.C. V6Z 2J1
Issuer Fax Number:	(604) 683-0342
Issuer Telephone Number:	(604) 683-0332
Contact Person:	Daniel McGee
Contact Position:	President and Director
Contact Telephone Number:	(604) 683-0332

CERTIFICATE

The schedule(s) required to complete this Quarterly Report is/are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

Director's Name:	Daniel McGee	Date signed:	September 29, 2004
Director's Name:	Edward Muir	Date signed:	September 29, 2004

INOVISION SOLUTIONS INC.

SCHEDULE B: Quarterly Report Supplementary Information

Nine Months Ended July 31, 2004

1. Analysis of expenses and deferred costs: see Schedule A

2. Related party transactions: see Schedule A

3. Summary of securities issued and options granted during the period: Nil

4. Summary of securities as at July 31, 2004:

   a) Authorized share capital: 100,000,000 common shares without par value

   b) Issued share capital: 4,173,368 common shares

   c) Options outstanding: 140,000 at exercise price of $0.36 each, expiring February 19, 2007

   d) Warrants outstanding: 1,050,000 at $0.25 each, expiring April 19, 2005

   e) Number of shares held in escrow: 93,750 shares

5. Directors as at report date:

   Daniel McGee
   Edward Muir
   John Oness
   Judy Pullman

6. Officers as at report date:

Daniel McGee :	President
Judy Pullman:	Secretary

INOVISION SOLUTIONS INC.

Management's Discussion and Analysis
Three Months Ended July 31, 2004
(Un-audited - Prepared by Management)

Introduction

This Management's Discussion and Analysis ("MD&A") provides a detailed analysis of the business of Inovision Solutions Inc. (the "Company") and a comparison of its financial results for the three months ended July 31, 2004 to the same period in the previous year. This MD&A should be read in conjunction with the Company's most recent annual MD&A for the fiscal year ended April 30, 2004 and the Company's un-audited interim consolidated financial statements for the three months ended July 31, 2004. The Company's financial statements are prepared in accordance with Canadian generally accepted accounting principles. The Company's reporting currency is the Canadian dollar and all dollar amounts in this MD&A are in Canadian dollars, unless otherwise indicated. This MD&A is dated as of September 24, 2004.

Certain forward-looking statements are discussed in this MD&A with respect to the Company's activities and future financial results that are subject to significant risks and uncertainties which may cause projected results or events to differ materially from actual results or events. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Description of Business

The Company's at present has no designated business activities and is currently seeking to acquire a natural resource property therefore its activities have been limited to evaluating properties for acquisition.

The Company is designated as an inactive issuer and its common shares are listed on the NEX board of the TSX Venture Exchange ("TSX"). The NEX board provides a market for the shares of former Tier 1 or 2 issuers that do not have an active business. The Company's common shares will continue to trade on the NEX board until it completes a reactivation which would include the acquisition of a property and completion of sufficient financing to commence a work program, all subject to TSX approval. It is the Company's intention to seek a listing of its common shares on the Tier 2 board of the TSX at that time.

Operations

The Company's operations have been strictly administrative.
The Company completed the second quarter of fiscal 2004 on July 31, 2004 with cash on hand of 58, 782.00. As of the date of this report the Company has approximately $50,000.00 cash on hand.

Related Party Transactions

For the quarter ending July 31, 2004 Daniel McGee received 9,000.00 for management fees, travel and promotion expenses. The management contract with Mr. McGee continues to date, receiving 2,500.00 per month plus expenses, for managing the affairs Company.

Financings, Principal Purposes and Milestones

The Company completed a private placement consisting of 1,050,000 units at a price of .20 per unit. Each unit comprised of one common share and one warrant. The warrants can be exercised to purchase one additional common share at a price $0.25 per share until April 20, 2005. The common shares carry a legend restricting the shares from trading for a period of four months to August 22, 2004. Proceeds of the offering will be used by the Company for general working capital.
Any acquisitions made by the Company will necessitate additional financing.
Throughout the last quarter the major portion of expenses by the Company involved administration and professional fees.

Liquidity and Solvency and Subsequent Events
At no time during the reporting period has the Company had any third party investor relations arrangements.